UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Sontra Medical Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

83568W 10 9 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83568W 10 9	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Wigley Irrevocable Trust 1993

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 900,000 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 900,000 shares 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83568W 10 9	13G	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer:

Sontra Medical Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

10 Forge Parkway, Franklin, Massachusetts 02038

Item 2.	(a)	Name of Person Filing:

Wigley Irrevocable Trust 1993

	(b)	Address of Principal Business Office or, if none, Residence:

135 West Point Court Tonka Bay, MN 55331

	(c)	Citizenship:

Minnesota

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP Number:

83568W 10 9

Item 3.	If the statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP No. 83568W 10 9	13G	Page 4 of 6 Pages

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

On September 30, 2003 and October 14, 2003, the Wigley Irrevocable Trust 1993 acquired beneficial ownership of an aggregate of 900,000 shares of common stock of Sontra Medical Corporation (the “Issuer”), consisting of (i) 450,000 shares of common stock issuable upon conversion of shares of the Issuer’s Series A Convertible Preferred Stock, and (ii) 450,000 shares of common stock issuable upon exercise of the Issuer’s Common Stock Purchase Warrants.

The Wigley Irrevocable Trust 1993 is a trust for the benefit of the children of Michael Wigley, a director of the Issuer. Mr. Wigley disclaims beneficial ownership of all shares held by the Wigley Irrevocable Trust 1993.

(b) Percent of class:

8.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 900,000 shares

(ii) Shared power to vote or direct the vote: 0 shares.

(iii) Sole power to dispose or to direct the disposition of: 900,000 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

CUSIP No. 83568W 10 9	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83568W 10 9	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wigley Irrevocable Trust 1993

Dated: February 17, 2004	By:	/s/ Gerry DeLaVega

Gerry DeLaVega
Title: Trustee